1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Thomas j. friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3333 Fax

 May 23, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Vincent Di Stefano

Jeffrey Long

Re:	Horizon Technology Finance Corporation
Registration Statement on Form N-2
File Numbers 333-178516 and 814-00802

Ladies and Gentlemen:

Horizon Technology Finance Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 6 to its Registration Statement on Form N-2 (Registration No. 333-178516) (the “Registration Statement” and the prospectus contained therein, the “Prospectus”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to recent telephone conversations between Vincent Di Stefano and Jeffrey Long of the Staff and Thomas Friedmann of Dechert LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of Post-Effective Amendment No. 6, as filed and marked to show the changes from Post-Effective Amendment No. 5 to the Registration Statement. Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

Legal Comments

PROSPECTUS

Cover Page

1.	The third paragraph on the cover page states that the Company currently has stockholder approval to offer shares of its common stock at a price below net asset value. Please disclose whether the Company has issued any shares of its common stock at a price below net asset value.

Response:

Vincent Di Stefano Jeffrey Long May 23, 2013 Page 2

As requested, the Company has revised the third paragraph on the cover page of the prospectus and page 9 of the section captioned “Offerings” to disclose past issuances of shares of the Company’s common stock at a price below net asset value.

2.	In the fifth paragraph on the cover page, the Company discloses its net asset value per share of common stock at December 31, 2012. Please update such information as of March 31, 2013.

Response:

As requested, the Company has revised the fifth paragraph on the cover page of the prospectus to include its net asset value per share of common stock at March 31, 2013.

3.	In the fifth paragraph on the cover page, the Company states that any shares of its common stock sold by the selling stockholders will generally be freely tradable. Please advise us as to whether there are any circumstances under which such shares would not be freely tradable.

Response:

The Company hereby confirms that any shares of its common stock registered under the Registration Statement and sold by the selling stockholders would be freely tradable. The Company has revised the fifth paragraph on the cover page of the prospectus to state that such shares will be freely tradable without qualification.

Prospectus Summary – Competitive Strengths (Page 5)

4.	We note that the bullet points under “Competitive Strengths” in the Prospectus Summary are too detailed for a summary section. Please shorten the disclosure in these bullet points.

Response:

As requested, we have shortened the disclosure in the bullet points under “Prospectus Summary – Competitive Strengths.”

Prospectus Summary – Risk Factors (Page 6)

5.	The thirteenth bullet point under this section states that subsequent sales in the public market of substantial amounts of the Company’s common stock by the selling stockholders may have an adverse effect on the market price of the Company’s common stock and the registration of a substantial amount of insider shares, whether or not actually sold, may have a negative impact on the market price of the Company’s commons stock. Please revise the prospectus summary and elsewhere to describe why such shares are being registered in conformance with the requirements of Regulations S-K under the Securities Act of 1933.

Vincent Di Stefano Jeffrey Long May 23, 2013 Page 3

Response:

In order to comply with the requirements of Regulation S-K under the Securities Act of 1933, the Company hereby undertakes to disclose in a future prospectus supplement additional information regarding the sale of its common stock, if any, by the selling stockholders, including the number of shares to be offered. As described on pages 82 and 117 of the prospectus, the Company is registering 1,305,125 shares of common stock pursuant to its contractual obligations under a registration rights agreement with the selling stockholders, as well as a total of 17,545 shares acquired by the selling stockholders pursuant to the Company’s dividend reinvestment plan.

Fees and Expenses (Page 12)

6.	Footnote (5) to the fees and expenses table states that the management fee referenced in the table is based on the Company’s gross assets of $240 million as of December 31, 2012 and includes assets estimated to be acquired in the current fiscal year using leverage. Please revise footnote (5) to disclose the amount of assets estimated to be acquired in the current fiscal year using leverage.

Response:

As requested, the Company has revised footnote (5) to disclose the amount of assets estimated to be acquired in the current fiscal year using leverage.

Risk Factors – Risks Related to Our Business and Structure (Page 17)

7.	The risk factor entitled “[w]e and our Advisor have limited experience operating under the constraints imposed on a BDC or managing an investment company, which may affect our ability to manage our business and impair our ability to assess our prospects” includes a cross reference to “Regulation” in “Item 1”. We note that the prospectus does not contain an “Item 1”. Please update or delete this cross reference.

Response:

As requested, the Company has revised the cross reference to read, “Regulation – Qualifying Assets.”

Risk Factors – Risks Related to Our Offering under this Prospectus (Page 35)

8.	Please advise us as to whether past distributions by the Company have included a return of capital. If so, please disclose such information under the risk factor entitled “[t]here is a risk that investors in our equity securities may not receive dividends or that our dividends may not grow over time and, a portion of distributions paid to you may be a return of capital”.

Vincent Di Stefano Jeffrey Long May 23, 2013 Page 4

Response:

To date, the Company’s distributions have not included a return of capital. The final determination of taxable income for each tax year, as well as the tax attributes for dividends in such tax year, will be made after the close of the tax year.

9.	Please disclose under the risk factor entitled “[i]f we elect to issue preferred stock, holders of any such preferred stock will have the right to elect members of our Board and have class voting rights on certain matters” that the issuance of preferred stock by the Company would increase the amount of the advisory fees payable to the Adviser by the holders of the Company’s common stock.

Response:

As requested, the Company has revised the relevant risk factor to state that any issuance of shares of preferred stock by the Company would increase the amount of advisory fees payable by its common stockholders to the Advisor.

10.	The risk factor entitled “[s]ubsequent sales in the public market of substantial amounts of our common stock by the selling stockholders may have an adverse effect on the market price of our common stock, and the registration of a substantial amount of insider shares, whether or not actually sold, may have a negative impact on the market price of our common stock” states that the registration for resale of shares of common stock owned by HTF-CHF Holdings LLC could create a negative perception in the market. Please describe elsewhere in the prospectus why such shares are being registered for resale.

Response:

As described in Item 5 above, such shares are being registered pursuant to the Company’s contractual obligations under a registration rights agreement with the selling stockholders. The Company undertakes to provide additional disclosure regarding the sale of its common stock, if any, by the selling stockholders in a future prospectus supplement.

Price Range of Common Stock and Distributions (Page 42)

11.	Please update the table under “Price Range of Common Stock and Distributions” to include the Company’s net asset value per share as of the end of the first quarter of 2013 and include a footnote to the table describing when the Company intends to determine its net asset value per share for the second quarter of 2013.

Vincent Di Stefano Jeffrey Long May 23, 2013 Page 5

Response:

As requested, the Company has updated the table under “Price Range of Common Stock and Distribution” to include the net asset value per share as of the end of the first quarter of 2013. The Company has also revised the table to include a footnote that states that the net asset value per share for the second quarter of 2013 will be determined by the Company’s board of directors following the end of the quarter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Consolidated Results of Operations – Investment Income (Page 48)

12.	The first full paragraph under this section states that interest income from investments included income from accretion of origination fees and ETPs. Please revise the prospectus to include a definition for “ETPs”.

Response:

The Company respectfully submits that “ETPs”, or “end-of-term payments”, is defined on page 3 of the Prospectus Summary and is used thereafter in several places throughout the Prospectus.

Management – Board of Directors and Executive Officers (Page 74)

13.	Please revise the tables containing information regarding the Company’s directors to comply with the requirements of Item 18 of Form N-2.

Response:

As requested, the Company has revised the tables containing information regarding its directors to conform to the requirements of Item 18 of Form N-2.

Financial Statements (Page F-22)

14.	Please confirm that borrowings by the Company’s subsidiaries described in Note 1 to the Financial Statements are considered to be borrowings of the Company.

Response:

The Company hereby confirms that any borrowings of its subsidiaries are considered to be borrowings of the Company and, as described in Note 6 of the financial statements, are consolidated by the Company for purposes of determining the Company’s compliance with the Asset Coverage Test under the 1940 Act.

Vincent Di Stefano Jeffrey Long May 23, 2013 Page 6

GENERAL COMMENTS

15.	We note that, pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), a registered investment company with a name suggesting that the company focuses on a particular type of investment must invest at least 80% of its assets in the type of securities suggested by its name. We further note that the Company’s name suggests that it focuses on investments in the technology industry. Please revise the prospectus to comply with Rule 35d-1 of the 1940 Act.

Response:

As requested, the Company has revised the “Summary – Market Opportunity” section of the prospectus to state that, under normal market conditions, the Company invests at least 80% of the value of its total assets in “technology-related” companies.

Accounting Comments

16.	Please revise the Company’s balance sheet to list separately any outstanding payables to Company directors, as affiliates of the Company, at the end of each fiscal period.

Response:

As of March 31, 2013, the Company had no outstanding payables to Company directors at the end of any fiscal period presented in the Form N-2. The Company hereby undertakes to provide the requested disclosure in any future period should such amounts be payable at the end of such fiscal period.

17.	Please explain the methodology by which the Company determines whether and when to reserve against unfunded commitments to extend credit. If reserved against, explain how such commitment reserves are reflected on the Company’s balance sheet.

Response:

The Company does not maintain specific reserves against unfunded commitments to extend credit. We do not record any amounts with respect to unfunded commitments on the Statement of Assets and Liabilities of the Company. The Company discloses the outstanding unfunded commitments at the end of each fiscal period in footnote 8 of the financial statements, and the section title “Contractual Obligations and Off-Balance Sheet Arrangements” within the Management Discussion & Analysis of the Form N-2. These commitments are subject to the same underwriting and ongoing portfolio monitoring and maintenance standards as are the balance sheet financial instruments that we hold and, accordingly, we do not believe that a reserve for unfunded commitments is necessary or appropriate at this time.

Vincent Di Stefano Jeffrey Long May 23, 2013 Page 7

18.	Please disclose which of the valuation techniques employed by the Company is its primary technique for determining the fair value of its debt investments and describe how much value was allocated to each of the valuation techniques described in Note 5 of the Company’s financial statements.

Response:

The following table is from Note 5 Fair Value from the December 31, 2012 financial statements:

December 31, 2012
	Fair	Valuation Techniques/	Unobservable
Investment Type	Value	Methodologies	Input	Range
Debt investments	$220,297	Discounted Expected Future Cash Flows Multiple Probability Weighted Cash Flow Model	Hypothetical Market Yield Discount Rate Probability Weighting	8% - 25% 25% 10% - 60%

Warrant investments	4,914	Black-Scholes Valuation Model	Price per share Average Industry Volatility	$0.0 - 9.56 21%
			Marketability Discount	20%
			Estimated Time to Exit	1 to 10 years

Other investments	2,100	Multiple Probability Weighted Cash Flow Model	Discount Rate Probability Weighting	25% 10% - 45%

Equity investments	526	Market Comparable Companies	Revenue Multiple	1.5x – 2.0x
Total Level 3 investments	$227,837

The primary technique used by the Company to determine the fair value of its debt investments is the Discounted Expected Future Cash Flows methodology. At March 31, 2013, this technique was used for $215.4 million, or 97.8%, of the Company’s Debt Investments at Fair Value. At March 31, 2013, the Multiple Probability Weighted Cash Flow Model methodology was used for $4.9 million, or 2.2%, of the Company’s Debt Investments at Fair Value.

* * * * * * * * * *

The Company hereby acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Vincent Di Stefano Jeffrey Long May 23, 2013 Page 8

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

Cc:	Christopher M. Mathieu

John C. Bombara

Horizon Technology Finance Corporation